Exhibit 99.1

MEDIROM launches cryptocurrency strategy with next-
generation proof of human technology, "World"
- Acquires ETH as part of financial strategy -

- Acquires ETH as part of financial strategy -

9:41
World App
Introducing
World App Store
Open
App Store
Worldcoin
Network
Apps

MEDIROM

MRM | Nasdaq Listed

Tokyo, Japan – August 22, 2025 – MEDIROM Healthcare Technologies Inc. (Headquarters: Minato-ku, Tokyo; CEO: Kouji Eguchi; NASDAQ: MRM) (the “Company”, “we” or “us”), which operates a diversified healthcare business, announced its participation in “World,” a “proof of human” protocol co-founded by Sam Altman and Alex Blania.

The purpose of this project is to build a new digital infrastructure that will enable "proof of humanness" in the age of AI. As part of this project, we intend to install the World ID authentication device, the "Orb", in approximately 100 of our Re.Ra.Ku, relaxation salons. Our goal is to provide access to a verified World ID to a network of up to 500,000 individuals.

In addition, those who verify their World ID can choose to claim the equivalent of approximately 8,000 Japanese yen in Worldcoin tokens (“WLD”) (based on current WLD prices). Soon, customers will be able to use WLD to purchase gift certificates ("Re.Ra.Ku Tickets") that can be redeemed at Re.Ra.Ku relaxation salons.

Once this program has launched, when customers purchase Re.Ra.Ku Tickets, the Company plans to acquire WLD. However, while considering the liquidity and balance sheet risks that the Company can tolerate on a case-by-case basis, the Company plans to exchange up to 50% of the acquired WLD for the cryptocurrency Ethereum (ETH) and hold it, while analyzing and managing the trends in the cryptocurrency market. Our goal is for these assets to enhance our future financial strategy and drive business expansion.

Our Company aims to create new value and achieve sustainable growth by going beyond the scope of the healthcare business and integrating with next-generation digital infrastructure.

About Re.Ra.Ku Group

The Re.Ra.Ku Group operates over 300 relaxation salons across Japan, centered around the "Re.Ra.Ku" brand. In addition to "Re.Ra.Ku," which is located in commercial facilities and street-front shops, the group operates five other brands: "Spa Re.Ra.Ku," which operates hot spring facilities; "Re.Ra.Ku PRO," which operates multi-purpose running stations; "Bell Epoc," which offers a wide range of services including reflexology and aroma body care, mainly in rural areas; and "Ruam Ruam," which offers Asian-style therapy at luxury relaxation salons.

A list of locations at which the Orb device has been installed:

https://reraku.jp/studio/search?q=%7B%22prefectureId%22%3Anull%2C%22cityIds%22%3A%5B%5D%2C%22railroadLineIds%22%3A%5B%5D%2C%22railroadStationIds%22%3A%5B%5D%2C%22courseGenreIds%22%3A%5B%5D%2C%
22particularConditionIds%22%3A%5B21%5D%2C%22q%22%3A%22%22%2C%22isLocationSearch%22%3Afalse%7D

About the MEDIROM Group

MEDIROM provides specific health guidance and physical improvement programs using the healthcare app "Lav," centered around its relaxation salon brand "Re.Ra.Ku" that aims to provide health management services. Furthermore, in 2020, the company entered the device business, releasing the "MOTHER Bracelet," an activity tracker that operates continuously without charging. Going forward, the Company intends to expand its business domain into data analysis based on lifestyle data accumulated since its founding.

Overview of MEDIROM

Company name: MEDIROM Healthcare Technologies Inc.

Market: NASDAQ

Ticker (US stock code): MRM (Nasdaq CM)

Head office location: Trade Pier Odaiba 16F, 2-3-1 Odaiba, Minato-ku, Tokyo

Representative: Representative Director Koji Eguchi

Established: July 2000

Contact Information

MEDIROM Co., Ltd. Email: press@medirom.co.jp

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

●	the Company’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
●	the Company’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;
●	the fluctuation of foreign exchange rates, which affects the Company’s expenses and liabilities payable in foreign currencies;
●	changes in demographic, unemployment, economic, regulatory or weather conditions affecting the Tokyo region of Japan, where the Company’s relaxation salon base is geographically concentrated;
●	the Company’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;
●	the Company’s ability to raise additional capital on acceptable terms or at all;
●	the Company’s level of indebtedness and potential restrictions on the Company under the Company’s debt instruments;
●	the Company’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
●	the regulatory environment in which the Company operates.

More information on these risks and other potential factors that could affect the Company’s business, reputation, results of operations, financial condition, and stock price is included in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of the Company’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. The Company assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.